WILLIAM D. KITAY
                                                                  (416) 367-7375
                                                              FAX (416) 367-7371
                                                        kitay.william@dorsey.com


December 19, 2005


VIA FACSIMILE AND EDGAR

Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

         Re:      NB Capital Corporation
                  Form 10-K/A for the year ended December 31, 2004
                  Filed November 17, 2005
                  Form 10-Q/A for the quarterly period ended March 31, 2005 Filed November 17, 2005
                  (SEC File No. 1-14103)

Dear Ms. van Doorn:

         On behalf of our client, NB Capital Corporation (the "Company"), we transmit herewith a letter as also filed today via EDGAR. This letter responds to the comments contained in the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 18, 2005 (the "Comment Letter"), regarding future filings of the Company's Annual Reports on Form 10-K as well future filings of the Company's Quarterly Reports on Form 10-Q. The responses contained in this letter correspond to the numbered comments in the Comment Letter.

Form 10-K/A for the year ended December 31, 2004

Auditors' Report, page 15(c)-2

1. In future filings, please have the auditor of the National Bank of Canada conduct their audit in accordance with auditing standards generally accepted in the United States of America and make reference to these standards in their audit report.

         National Bank of Canada (the "Bank") is a chartered bank governed by the Bank Act (Canada) (the "Bank Act"). The Bank provides its annual audited financial statements to Canadian regulatory bodies and investors pursuant to Canadian securities and corporate laws. The Bank also furnishes information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Bank's securities are


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Ms. Linda van Doorn
December 19, 2005
Page 2


not registered under the Securities Act of 1933, as amended(1). The Bank's financial statements are audited in accordance with Canadian generally accepted auditing standards. The notes to the Bank's annual financial statements include a reconciliation of material items from Canadian generally accepted accounting principles ("Canadian GAAP") to United States generally accepted accounting principles ("U.S. GAAP"). This auditing regime is consistent with the practices of Canadian corporations whose securities are registered under the Exchange Act.

         NB Capital Corporation is a subsidiary of the Bank and is incorporated in the State of Maryland. It files its quarterly reports on Form 10-Q and its annual reports on Form 10-K. The Company's principal business objective is to acquire, hold, finance and manage assets consisting of obligations secured by real property (the "Mortgage Assets") as well as certain other qualifying real estate investment trust assets. The Mortgage Assets consist of 67 hypothecation loans that are ultimately supported by 12,971 residential first mortgages. As with other asset-backed securities issuers, the Company has little infrastructure. The Company only has nine employees and neither owns nor leases any properties.

         The Bank's audited financial statements are currently provided to the Commission within an annual report filed on Form 10-K. However, the registrant for the Form 10-K is not the National Bank of Canada, it is NB Capital Corporation. NB Capital Corporation's financial statements are audited in accordance with the standards of the Public Company Accounting Oversight Board (the "PCOAB"). The Bank's financial statements are included in as Item 15(c) of the Company's annual report on Form 10-K because, upon the occurrence of certain events(2), each 8.35% Non-Cumulative Exchangeable Preferred Stock, Series A of NB Capital Corporation (collectively, the "NB Capital Preferred Shares") is exchangeable for one newly issued 8.45% Non-Cumulative First Preferred Share, Series Z, of the Bank (collectively, the "Bank Preferred Shares"). Thus, the Bank's financial statements are furnished only in support of the Company's U.S. securities law disclosure. The investors in the NB Capital Preferred Shares look first to the financial statements and operational performance of the Company. The financial health and operational success of the Bank will have a material impact on the performance of NB Capital Preferred Shares only in very limited circumstances.

--------------------------
(1) The Bank could register its securities pursuant to forms adopted under the Multi-Jurisdictional Disclosure System ("MJDS") since it: (a) is a foreign private issuer, (b) is organized under the laws of Canada, (c) is subject to the reporting requirements of all ten provinces of Canada and has been subject to these requirements for many years, and (d) has an aggregate market value of its public float in excess of CDN $9.9 billion, as of December 15, 2005.

(2)   These events are:

      (a) If the Bank fails to declare and pay or set aside for payment, when due, a dividend on any issue of its cumulative first preferred shares or if the Bank fails to pay or set aside for payment, when due, a declared dividend on any of its non-cumulative first preferred shares;

      (b) The Bank having a Tier 1 risk-based capital ratio of less than 4.0% or a total risk-based capital ratio of less than 8.0% (each figure is calculated based upon standards adopted by the Bank for International Settlement);

      (c) The Office of the Superintendent of Financial Institutions Canada (the "Superintendent") takes control of the Bank pursuant to the Bank Act or proceedings are commenced for the winding-up of the Bank pursuant to the Winding-up and Restructuring Act (Canada); or

      (d) In the event that the Superintendent, by order, directs the Bank to either: (1) increase its capital, or (2) provide additional liquidity in such forms and amounts as the Superintendent may require, and the Bank elects to cause the exchange.

Ms. Linda van Doorn
December 19, 2005
Page 3


         The probability that any of the four events listed in footnote 2 above (each an "Exchange Event") could trigger an exchange of NB Capital Preferred Shares for Bank Preferred Shares is quite low. The occurrence of any of the Exchange Events would indicate that the Bank is facing severe financial and operational stress, and that its ability to operate as a going concern would be in doubt. If any Exchange Event occurred, prior publication of the Bank's financial statements that are audited in accordance with PCAOB standards would provide little protection to the owners of the NB Capital Preferred Shares.

         According to Rule 3-13 of Regulation S-X, "[t]he Commission may also by informal written notice require the filing of other financial statements in addition to, or in substitution for, the statements herein required in any case where such statements are necessary or appropriate for an adequate presentation of the financial condition of any person whose financial statements are required, or whose statements are otherwise necessary for the protection of investors." Pursuant to this rule, NB Capital Corporation requests the Staff's concurrence on the view that any of the Bank's financial statements which are included in the Company's annual report on Form 10-K be audited according to Canadian generally accepted auditing standards and include a reconciliation of material items from Canadian GAAP to U.S. GAAP. NB Capital Corporation believes that this will provide an adequate presentation of its financial condition, as well as adequate protection for the investors in the NB Capital Preferred Shares. The Staff's concurrence will allow the Bank to use the financial statements it provides for Canadian investors and furnishes to the Commission pursuant to Rule 12g3-2(b) under the Exchange Act. It will also allow the Bank to be treated in a manner which is similar to Canadian companies with registered securities as well as to other foreign issuers.

Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2005

Item 1(b) - National Bank of Canada Summarized Financial Information, page 8

2. In future quarterly filings, please include a Canadian GAAP to US GAAP reconciliation for the summarized financial data presented.

         Canadian companies subject to MJDS do not have to provide a Canadian GAAP to U.S. GAAP reconciliation in their quarterly reports. These companies need to supply a Canadian GAAP to U.S. GAAP reconciliation only in their annual reports (unless the financial statements are being presented in the context of a registered sale of securities). To require the Bank to provide this reconciliation would make the Bank's quarterly disclosure inconsistent compared to other Canadian companies. In addition, as referenced in response to comment 1 above, should an Exchange Event occur, prior quarterly reconciliations of the Bank's summarized financial information from Canadian GAAP to U.S. GAAP would provide little protection to holders of NB Capital Preferred Shares.

Ms. Linda van Doorn
December 19, 2005
Page 4


The Company is Eager to Work with the Commission to Find a Solution

         The Company understands the Staff's concern, and shares the Staff's interest in protecting investors. The Company wishes to cooperate with the Staff to find a resolution that would be acceptable to both sides. Therefore, the Company would be interested in meeting with the Staff of the Commission's Office of the Chief Accountant in Washington D. C. to further discuss this matter.

Closing Statement

         On behalf of our client, NB Capital Corporation, we hereby confirm to you the Company's acknowledgement of the following matters:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o a Staff comment or changes to the disclosure in response to a Staff comment in the filing reviewed by the Staff does not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert a Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                *  *  *  *  *

         If you have any questions regarding this letter, please feel free to contact me at (416) 367-7375 or Gil I. Cornblum at (416) 367-7373. Thank you for your time and attention to this matter.

                                Very truly yours,


                                /s/ William D. Kitay
                                ----------------------------
                                William D. Kitay


cc: Mr. Matthew J. Maulbeck (U.S. Securities and Exchange Commission) Mr. Serge Lacroix (NB Capital Corporation)
         Mr. Jean Dagenais (NB Capital Corporation)
         Ms. Valerie Pelletier (NB Capital Corporation)
         Mr. Gil I. Cornblum (Dorsey & Whitney LLP)